October 26, 2004

VIA FACSIMILE

Pamela A. Long, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:   American Standard Inc., American Standard Companies Inc., American Standard International Inc.
Form S-4 Registration Statement (Registration No. 333-124857) (the “Registration Statement”)
Request for Acceleration of Effectiveness under Rule 461

Dear Ms. Long:

American Standard Inc., American Standard Companies Inc. and American Standard International Inc. (collectively, the “Companies”) hereby request that the effective date of the Registration Statement be accelerated so that it will be declared effective on Thursday, October 27, 2004, or as soon thereafter as possible.

In response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) commenting on the above-referenced Registration Statement, the Form 10-K for the period ended December 31, 2004 and the Form 10-Q for the period ended March 31, 2005 (hereafter, the “Documents”), the Companies hereby acknowledge that:

•	Should the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
•	The action of the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

AMERICAN STANDARD COMPANIES, INC.

By: /s/ Mary Beth Gustafsson
Name: Mary Beth Gustafsson
Title:   Senior Vice President, General Counsel and Secretary